ChargePoint Holdings, Inc.

240 East Hacienda Avenue

Campbell, CA 95008

July 12, 2021

VIA EDGAR

Ms. Anne McConnell

Office of Manufacturing

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ChargePoint Holdings, Inc. (the “Company”) Registration Statement on Form S-1
(Registration No. 333-257855)

Dear Ms. McConnell:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, we respectfully request that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-257855) be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 PM. Washington D.C. time on July 14, 2021 or as soon as practicable thereafter.

The Company is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

The Company acknowledges that should the Commission or its Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. In addition, the Company acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing. Finally, the Company acknowledges that it may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Frank R. Adams of Weil, Gotshal & Manges LLP at (212) 310-8905 and that such effectiveness also be confirmed in writing.

Very truly yours,

ChargePoint Holdings, Inc.

By:	/s/ Pasquale Romano
Name:	Pasquale Romano
Title:	President, Chief Executive Officer and Director

cc:	Weil, Gotshal & Manges LLP Frank R. Adams, Esq.

Davis Polk & Wardwell LLP
Alan F. Denenberg, Esq. Bryan M. Quinn, Esq.